UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SMALL BUSINESS ISSUERS

UNDER 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN CENTRALITY GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	2835	39-2050719
(State of Incorporation)	(Primary standard Industrial Code No.)	(IRS Employer Identification No.)

6017 Snell Avenue, Suite 338

San Jose, California 95123

(408) 689-3937

 (Address and telephone number of principal executive offices)

Nevada Agency and Trust Company

50 West Liberty Street, Suit 880

Reno, Nevada 89501

(Name, address and telephone number of agent for service)

Copies to:

Christopher H. Dieterich

Dieterich & Mazarei

11300 West Olympic Blvd., Suite 800

Los Angeles, California 90064

BUSINESS

THE COMPANY

American Centrality Group, Inc., the “Company,” was incorporated in Nevada in March 2005 as a holding company.  ACG had no significant assets or operations.  In March 2007, the Company acquired 100% of the outstanding common shares of Abgenom, Inc. as a wholly-owned subsidiary in exchange for 5.0 million shares of the Company’s common stock.  Aside from capital raising activities, ACG currently has no source of revenue.

Abgenom, Inc. (“Abgenom”) is a biotechnology research and product development company focused on the discovery, development, and commercialization of patent protected diagnostic products.  Since being incorporated in the State of California in October 2006, Abgenom has moved its business to Hayward, California.

Abgenom is committed to developing, commercializing and popularizing advanced In Vitro Diagnostic (IVD) kits/devices to improve people’s health.  Its primary business is to design, develop, patent and market home-applicable diagnostic test devices/papers and portable diagnostic devices to test for infectious and cardiovascular diseases.

Our principal office is located at 6017 Snell Avenue, Suite 338 San Jose, California 95123.  Our phone number is (408) 689-3937.

BUSINESS STRATEGY

The Company’s principal objective is to acquire and develop various lines of business and acquisitions are a major component of the Company’s business strategy.

Abgenom’s aims to become a leading supplier in both US and China’s molecular diagnosis and home-applicable end-user in-vitro diagnostic (“IVD”) market in 4-5 years.  Ultimately, Abgenom’s goal is to be the leader in the development and production of high quality, cutting-edge diagnostic products for various human diseases.

In addition to focusing on the IVD products for human diseases, as the Company’s subsidiary, Abgenom plans on generating short-term revenue by utilizing the same technology platform and available patents to develop and market IVD products for animal diseases, as well as producing and selling serial top grade healthy food ingredients, the high-purity Mannooligosaccharides and its line products.  Mannooligosaccharides is a functionally supeiror oligosaccharide than those existing and is the highest in purity currently available in global market.

Abgenom’s business model is to produce low-cost and high-quality IVD products with its manufacturing capabilities in China, where inexpensive skilled laborers are abundant.  Products will be marketed and sold in Chinese and American markets.  In order to reduce customers’ cost and increase our products’ competitiveness in the global market, most of the R&D and manufacturing facilities are being set up in China.  To execute this strategy, Abgenom is building two distinct organizations:

1. Abgenom, Inc, in Hayward, CA, serves as our corporate headquarters, primarily managing, R&D, technology transfer, future marketing, sales, customer relations, and U.S.-based business.

2. Wuhan EastAngel Bioengineering Co. Ltd. In Wuhan, the city with the third largest talent pool in China, will serve as our China R&D center and manufacturing facility.

PRODUCTS AND SERVICES

Animal IVD Products

In addition to focusing on the IVD products for the human diseases in the long-run, as discussed above, our strategy is to develop the IVD products for animal diseases first or simultaneously with the same business model and technology platform.  The IVD products for the detection of animal diseases requires less extensive R & D and clinical trial efforts than those required for the detection of human diseases.  More importantly, governmental regulations are less stringent in regard to the use of IVD products for the detection of animal diseases.   Because of the faster development time for IVD products for the detection of animal diseases, these products may be developed significantly faster than IVD products for human use.

The IVD products for animal diseases include, but are not limited to:

1.

Pets, such as canine distemper, canine parvovirus, rabies virus, canine corona virus, canine heartworm, feline infectious peritonitis, feline distemper, feline calicivirus/herpesvirus, and feline leukemia virus.

2.

Livestock, such as mad cow disease, bovine tuberculin, avian tuberculin, bovine foot and mouth disease, classical swine fever virus, swine foot and mouth disease, porcine pseudo rabies virus, chlamydia, chlamydia psittaci, and toxoplasmosis.

3.

Poultry, such as chlamydia, Newcastle disease, and avian flu.

Using the same technology platform, we are currently developing five IVD products for canine distemper, canine parvovirus, and the rabies virus.

Mannooligosaccharides (MOS)

High-purity (P95) mannooligosaccharides (MOS), P95MOS for short, is a type of high-quality functional sugar and is best alternative among oligosaccharides products.  Its formation is as follows: 2 to 10 monosaccharide units are connected through glycosidicbond and then form a branched chain.  P95MOS enables Bifidobacterium and other beneficial bacteria to naturally propagate more than 50 times in the human body, and alleviates or eradicates constipation, diarrhea, and other symptoms.  Its sugar chain is closely related to signal conduction and immune response of cells, thus it could enhance immunity, resist and prevent diseases, control blood sugar and lower blood fat, among other potential uses.  P95MOS is both the ingredient of health food and  a functional additive of foodstuffs, chemical medicines and industries.

The products with functional factors, which are produced taking MOS as principal materials, improve the functioning of the gastrointestinal tract.  P95MOS is widely applied in dairy food, beverage, foodstuff, daily chemical products, medicine and other industries.

Abgenom is innovative in the structuring method of neutral β- gluvomannan producing bacteria, formulation of culture medium, the fermentation process, and in the preparation of enzymatic hydrolysis for polysaccharides.  Using konjak as raw material, integrated enzyme technology, membrane technology and ion exchange techniques, the P95MOS is an advanced and innovative product.  Because it is difficult to imitate the three core technologies above, the company’s independent intellectual property rights over high-purity MOS should pose a technical barrier to competitors.  Due to its originality, the project was selected to be a National Technical Innovation Foundation Project of Small and Medium-sized Technological Enterprises in China.  Two core technologies of P95MOS have been applied for the Chinese National Patent for Invention in 2007.

The effective content level of 95% in MOS, developed by Abgenom, is the highest among the current available products in the market.  Compared to the existing products of the same kind, its effective dose used is less than 1/10 of that of isomactooliogosacchride, and less than 1/5～1/3 of that of stachyose and soybean oligosaccharides.  Compared to the recommended dose (0.7～1.4g MOS, 7.0g stachyose and 15.0g isomactooliogosacchride every day), MOS is 10～20 times more potent than other oligosaccharides in the propagating effect on beneficial bacteria including Bifidobacterium.  In addition, it has potential development value in lowering blood fat, enhancing immunity and resisting virus. Therefore, P95MOS owns advantages over existing products of the same kind.

Diagnostic Kits for the Detection of Cardiovascular Diseases

Cardiovascular disease is the single largest killer in the United States.  With nearly one million deaths caused by cardiovascular disease each year, stroke and coronary heart disease (CHD) account for more than seventy percent of these fatalities.  Cardiovascular disease is the leading cause of death and disability with approximately 500,000 fatal heart attacks and 700,000 strokes per year in the United States alone.  More than 15 million Americans have a history of coronary heart disease. This year, an estimated 300,000 Americans will suffer a recurrent heart attack.  The prevalence of coronary heart disease also contributes to burdensome healthcare costs for patients as well as the nation's healthcare system.  The American Heart Association expects direct and indirect costs of coronary heart disease to total nearly $152 billion in 2007.

The company is developing two rapid test diagnostic devices for the detection of cardiovascular diseases, and is now preparing to conduct clinical trials.  The first product in our products pipeline is a rapid test device for early diagnosis of acute myocardial infarction (AMI).  Another product that has been developed is the ELISA test kit, a non-rapid test kit used for diagnosing hypertriglyceridemia.

The best time frame to treat AMI is within the first 3 hours after AMI is identified.  However, most treatments of AMI are delayed in rural China due to the limitation of diagnostic tools, poor facilities in small communities, and the patient’s poor self-monitoring.  Our product is designed to address these problems.  With research and an initial strict confirmative clinical trial, three myocardial markers (one with high specificity to AMI, two with high sensitivity for very early AMI) were selected as antigens to develop corresponding monoclonal antibody (pairs) for capturing and detecting the antigens (myocardial markers).  Combining it with the nano-colloidal gold immuno-chromatographic assay techniques, a new one-step rapid test device for early diagnosis of AMI is nearing completion.  This device is accurate, sensitive, simple and fast, and requires no special equipment or apparatus, which, therefore, provides AMI patients with an efficient, convenient and inexpensive tool to self-test at home, receive a quick diagnosis in an emergency room setting, or a fast screening test in community or rural hospitals.

ANALYSIS OF MARKETS & PLAN OF OPERATION

Market Analysis for Animal IVD Products

The animal global diagnostic market has been increasing in recent years.  Because of market demands, the transfer of technology from research to commercial development has accelerated.  This transfer has occurred not only to supplement and compete with the traditional alternatives in use, but the diagnostic products are now important tools in reducing costs to the animal healthcare systems internationally.  In the past, animal diagnostic tests were used mainly as support data for the real diagnosis, often used to confirm the physical diagnosis by the veterinarian that correct procedures had been performed.  Use in monitoring response to treatment has become an established application of animal IVD tests and remains an important part of current practice.  A major change over the last decade has been the increasing use in true diagnosis and differentiation of conditions in order to determine the best form of treatment.  The driving force for this shift in role for animal diagnostic tests has been the large costs for animal healthcare throughout the world at a time when the economy has been less robust.  Animal in-vitro diagnostic products focus on reducing animal healthcare costs at a time of increased demand.

The overall IVD market has modest growth (10% ~ 20% per year) but there are new developments where much higher growth has been seen in recent years.  The main areas of above average growth we have identified:

Pseudorabies/Aujeszky Disease Virus gE antibody test

Pseudorabies/Aujeszky Disease Virus gB antibody test

Porcine Parvovirus antibody test

Transmissible Gastroenteritis Virus/Porcine Respiratory

Coronavirus Differentiating Test

Bovine Neospora

Bovine FMDV VP1

Infectious Bovine Rhinotracheitis antibody test

Equine Herpesvirus type 1 and 4 Discriminating Test

In 2006, the total market for these animal IVD products was almost USD $3 billion.  Global distribution for all IVD products in 2006 breaks down as follows: the U.S. market accounted for 41.7%, Europe 27.3% and China 22.2%.   Currently, a small part of the global market is attributable to the markets of developing country (The Worldwide Market For In Vitro Diagnostic Tests, Kalorama Information 5th Edition; April 2006; Rosen, Shara.).

The distribution of the IVD reagent market within the European countries is based on extrapolations of data supplied by its members as part of a survey.  Based on this data, there is a possibility that the animal diagnostic market will grow in importance with new clinical areas and as new opportunities emerge in new markets with the introduction of new technologies.  The animal diagnostic market is a global business and activities in all regions present opportunities and challenges regarding the commercialization of technological advances.

Asian IVD markets have been expanding at a double-digit rate.  This growth is propelled by increased affluence, awareness, and spending on animal healthcare in this region.  While the Asian economies fuel demand for IVD, the products in this market face challenges related to distribution channels, intellectual property protection, and a strong local industry to achieve optimum market development.

Asian governments are under increasing pressure to provide services in response to the increasing demand in pet business with adequate animal healthcare.  Governments are also imposing stricter disease control measures, which in turn motivate market growth and demand as well as create opportunities in the IVD market.  The move toward integrated animal healthcare, especially with the consistent shift toward 'proactive' testing rather 'reactive' testing, is also expected to propel IVD markets.  As Asian economies grow, their animal populations have also been rising. This has contributed to demand for quality animal healthcare.

The number of citizens capable of accessing superior animal healthcare facilities is expected to double in the near future in countries such as China and India.  Private insurance companies are gradually intensifying efforts to promote animal healthcare coverage in the Asian IVD market, which again will probably drive demand by reducing 'out-of-pocket' expenses associated with animal healthcare.

Over the past few years the Asian IVD markets have been the only markets in the world of IVD that have been growing close to a double-digit growth rate.  The Asian IVD market has high potential, yet each country has its unique complications with respect to its market.  Factors that must be taken into consideration vary from culture differences, stratification of society, infrastructure, to private participation in the animal health sector, reimbursement, and local competition.

The Chinese government is expected to more than quadruple its spending on biotechnology by 2010 as part of its strategy to improve national food security.  The spending on animal care and IVD diagnosis is expected to increase five fold, according to official comments.  China already accounts for twenty percent of the global research and development investment in agricultural biotechnology.  The Chinese government spent USD $ 200 million on agriculture-biotech in 2003, an amount that has since doubled.  The increase in demand for food in China is expected to soar in Asia over the next 10 to 15 years.  Demand for maize by 2020, for example, is expected to increase by eighty percent, according to the International Service for the Acquisition of Agriculture-Biotech Applications.  At the same time, the demand for healthy animals and animal product will also be likely to increase dramatically.

Market Analysis for Diagnostic Tests for Human Infectious Diseases

Our business focuses on the market segment for in-vitro diagnosis for infectious diseases.  Based on recent independent industrial surveys, the world market for antibody-based reagents and kits is about $ 2.0 billion (USD) per year, and the worldwide market for immunoassay-based in-vitro diagnostic reagent/kits is about $ 10 billion (USD) per year.  Abgenom’s products aim to meet the needs of both home-applicable end-user IVDs and the clinical labs at hospitals.

Market Analysis for Mannooligosaccharides (MOS)

The global annual output of oligosaccharides has reached 300,000 metric tons.  Oligosaccharides are mainly applied in health food, medicine, and feedstuff.   Japan’s market demand approximates 100,000 metric tons, but actually consumes about 50,000 tons annually.  European and American market demands is nears 1,200,000 metric tons, and actually consumes about 150,000 tons annually (The Report on Oligosaccharides Market in China, by Beijing Dongyi Xinda Marketing Consulting Co. Ltd., 2006.).  Oligosaccharides and derivative products are widely used and popular around the globe.  Many products enjoy great brand recognition.  In Japan, “OLLGO CC” sells about 9 million units of functional beverage annually.  The French “PPB” sells 60,000 tons of sugar annually.  Also, the Hispanic “SVEL FESS,” the Netherlands’ “BORCVLO,” are widely recognized brands.

The functional oligosaccharides that have entered the market in China are isomactooligosacchride, Galacto-oligosaccharides, soybean oligosaccharides, and Xylo-oligosaccharides.  In 2002, the total output of functional oligosaccharides in China neared 20,000 tons, the most popular being isomactooligosacchride and stachyose.  Presently, there is no large scale manufacturing of high purity oligosaccharide.  Domestic and international markets have widely accepted high quality Oligosaccharides.

Competitive Advantage

At present, restricted by the lack of natural resources, European and American countries mainly adopt the chemical synthesis approach to isolate and extract MOS from yeast cell walls and coffee grounds or beans.  MOS synthesized chemically in America typically is 90% in purity with a polymerization degree of 2 ~ 4 and a market price ranging from $80 ~ $90 per kilogram.  MOS isolated and extracted from a yeast cell wall has a level of purity that ranges from 20 – 25% with a polymerization degree of 2 -3 at a market price of USD $15 – $20 per kilogram with poorer functional properties than those extracted from coffee grounds/beans.  In the Japanese market, MOS with an 80% purity level sells at USD $65 – $70 per kilogram.  Abgenom’s P95MOS purity level is 94% with a polymerization degree of 3 – 8, and its functional properties are considered to be superior to that of MOS synthesized chemically or isolated and extracted from a yeast cell walls and coffee grounds/beans.  Abgenom enjoys a price advantage: the P95MOS is priced at USD $62 per kilogram.

Marketing Plans for P95MOS

Abgenom is establishing a sales team to address domestic and international markets.  MOS has been exported to Korea, France, England, and other countries.  In China, MOS has been sold to Hainan Yangpu Yiren Technology Co., Ltd., Yichang Huaer Food Co., Ltd., Shanghai Walcom Biochemistry Co., Ltd., and to other companies.

Abgenom  plans to market its products in Japan, North America, and other developed countries and areas in the next 1 – 3 years.

Market Analysis for Diagnostic Kits for the Detection of Cardiovascular Diseases

In 2006, 17 million people died from coronary heart disease worldwide, half of which died from acute myocardial infarction (AMI).  There are more than 20 million coronary heart disease patients in China alone, while there are even more patients who experience chest pains.   Beginning 2007, the company will complete its development for the antibody diagnostic kits and begin marketing the products in 2008.  The Company is targeting 5% of the market share for the new AMI rapid device by 2009 in China.

Competition

Our target market is highly fragmented.  For example, there are currently no products available for at-home diagnostic tests for the detection of AMI diseases.  High market prices prevent other companies from entering into a significant segment of the Chinese market, which consists of thousands of community or rural hospitals, as well as the low and middle income patients.

In summary, our products have two advantages over other similar products in the marketplace.  First, our products are able to serve the end user directly.  Secondly, our test paper product is to test non-intrusive samples, such as body fluid or saliva, while traditional diagnostic kits require blood samples, which may cause pain and possible infection.

Technology & Patents

Biomolecular detection is based on the biochemical reaction between probes labeled with traditional signal reporting systems, (e.g. radioactive, fluorescent or chemical luminescent materials) and the samples.  Those traditional signal reporting systems all have unique deficiencies to some extent, which make the development of home-applicable end-user diagnostic test paper and portable diagnostic devices technically challenging.  However, as a disruptive technology, the emergence of gold nano-particle as the novel signal reporting system is changing the standard practice by making home-applicable diagnostic reagents and devices available.  Combining the gold nano-particle with the silver signal enhancement method, detection will result in a visual cue, generated to indicate the presence of specific pathogens or other target molecules.  This technology is 100 times more sensitive than other conventional methods, with the ability to detect as few as 60 DNA molecules without the need for target amplification that use Polymerase Chain Reactions (PCR).  With regards to the detection of protein, this technology enables the detection of low pg (10-12g) level for pathogen-related antibody/antigen detection.

The core technology of Abgenom is the Nano-amplification technology and its application into an integrated diagnostic bio-chip for bimolecular detection.  This technology will provide hyper-sensitive and low cost innovative applications for the detection of various infectious diseases.  Our proprietary technologies and extensive experiences in antibody (pairs) development are the main keys to successfully develop the rapid immuno-test devices.  The antibody pairs are the most important components for in vitro clinical diagnostic reagent/kits based upon Antibody-Antigen immunoassay.

Members of our management team have been actively involved in the development and optimization of this technology in U.S., Europe and China.  Seven patents have been issued or filed with the appropriate regulatory authorities.  The following table lists all of the Company’s patents

Patent Number	Description

CN 200510018714.6	A three-in-one combo rapid test device for early diagnosis of acute myocardial infarction (Chinese patent)
CN 200610018354.4	A one-step rapid test kits for early diagnosis of acute myocardial infarction (Chinese patent)
CN 200710051436.3	A method for producing high purity mannanoligosacchride from konjak (Chinese patent)
CN 200710051944.1	Canine rabies virus antibody one-step rapid test using nano-colloidal gold technologies (Chinese patent)
ZL 03137298.8	A recombinant vaccine for prevention and cure of SARS virus (Chinese patent)
WO2005047487 and EP1680437	Motoneuronotrophic factor gene sequences (U.S. and European patent)
WO9811240 and EP0925367	Process of increasing plant growth and yield and modifying cellulose production in plants (U.S. and European patent)

RISK FACTORS

THE PURCHASE OF COMMON SHARES IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. A PROSPECTIVE PURCHASER, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD CAREFULLY CONSIDER, ALONG WITH OTHER MATTERS REFERRED TO HEREIN, THE FOLLOWING RISK FACTORS:

Risks Relating to Our Business

Our limited operating history makes evaluating our business difficult.  Since our incorporation in 2005, ACG has not acquired any significant assets nor have we have released a final product.  The Company’s wholly-owned subsidiary, Abgenom, has an extremely limited operational history regarding the manufacture and sale of IVD kits/devices upon which investors may base an evaluation of our performance or any assumption as to the likelihood that we will be profitable.  Our prospectus must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business, the development and commercialization of new products based on innovative technology and the competitive environment in which we operate. There can be no assurance that we will be able to generate significant revenues or achieve profitable operations.

We have incurred operating losses and may incur losses in the future.  We incurred a net loss of $ 66,800 since inception. As of September 30, 2007, we had an accumulated deficit of $ 66,800.  There can be no assurance as to our future profitability.

Our officers and directors have limited liability, and we are required in certain instances to indemnify our officers and directors for breaches of their fiduciary duty.  We have adopted provisions in our Articles of Incorporation and Bylaws which limit the liability of our officers and directors and provide for indemnification by us of our officers and directors to the full extent permitted by Nevada corporate law.  Our articles generally provide that our officers and directors shall have no personal liability to us or our shareholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit.  Such provisions substantially limit our shareholders’ ability to hold officers and directors liable for breaches of fiduciary duty, and may require us to indemnify our officers and directors.

Broad Discretion as to Use of Proceeds.  The Company's Management will have wide discretion as to the exact allocation, priority and timing of the allocation of funds raised from the Offering.  The allocation of the proceeds of the Offering may vary significantly depending upon numerous factors, including the success that the Company has in the marketing its services and products.  Accordingly, management will have broad discretion with respect to the expenditure of the net proceeds of the Offering.  Investors, that purchase the Shares offered herein, will be entrusting their funds to the Company's management, whose judgment the subscribers must depend. See “Use of Proceeds.”

We have a limited ability to protect our intellectual property rights and others could infringe on or misappropriate our proprietary rights.  Our success depends in part on our ability to maintain and enforce our patents and other proprietary rights. We rely on a combination of patents, trademarks, trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of its technology. These measures afford only limited protection and competitors may gain access to our intellectual property and proprietary information. The patent positions of biomedical product companies are generally uncertain and involve complex legal and technical issues. Litigation has been, and may in the future be, necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could be costly and divert our attention from the growth of the business. We cannot assure investors that our patents and other proprietary rights will not be successfully challenged, or that others will not independently develop substantially equivalent information and technology or otherwise gain access to our proprietary technology. We may be sued by third parties that claim our products infringe on their intellectual property rights.

We may need to raise capital and we cannot be certain that additional financing will be available.  We expect that our cash on hand and cash from operations will be sufficient to fund our proposed operations through September 30, 2007. This estimate is based on certain assumptions and there can be no assurance that unanticipated unbudgeted costs will not be incurred. Future events, including the problems, delays, expenses and difficulties which may be encountered in establishing and maintaining a substantial market for our drug test kits and other technologies could make cash on hand insufficient to fund our proposed operations.  There can be no assurance that this financing or any financing will be completed or will be available on satisfactory terms. In addition, financing may result in further dilution to our then existing shareholders. We have no established borrowing arrangements or available lines of credit.

Currently, the Company does not possess the financial or physical capability to utilize its patents, and therefore cannot, currently or in the foreseeable near future, manufacture or distribute final products based on our patents.  The Company acquired a patent for P905MOS (see description under “Products and Services” section below), but was unable to acquire associated products or the infrastructure necessary for manufacturing a final product.  If the Company is unable to obtain additional funding, the Company may not be able to take advantage of this patent and ultimately will not be able to manufacture or distribute a final product for the P905MOS patent.  In such an event, the Company may be forced to sell the patent to a third party.

Our business may suffer if new customers do not accept our products.  Present trends support the view that there is a burgeoning market and demand for the IVD kits/devices.  Because both the Company and its subsidiary are emerging companies, demand and market acceptance for newly introduced products is subject to a high level of uncertainty. Achieving continued market acceptance for Abgenom’s IVD products will require substantial marketing efforts and expenditure of significant funds to inform potential distributors and customers of the distinctive characteristics, benefits and advantages of its kits. There can be no assurance that the products will become generally accepted or that our efforts will result in successful product commercialization or initial or continued market acceptance for our other products. In addition, continued market acceptance will depend on our ability to upgrade our technology.

Competition could reduce our market share and harm our business.  Presently, the Company’s success is closely tied with the success of its subsidiary.  The Company’s subsidiary faces competition from other manufacturers of similar testing kits. Some of our competitors have far greater financial resources than we do.  To the best of our knowledge, and in our opinion, no competitors have introduced products which equal the ease of use combined with the accuracy of our IVD kits/devices. The markets for IVD kits/devices and related products are highly competitive. There can be no assurance that other technologies or products which are functionally similar to ours are not currently under development. There can be no assurance that other companies will not attempt to develop or market competing products directly competitive with our IVD product line. Despite protections which are available to us under our patents, we expect other companies to attempt to develop technologies or products which will compete with our products.

If we lose our key personnel, or fail to attract and retain additional personnel, our business and growth may suffer.  Our future success depends on the continued services of a relatively small number of key technical and senior management personnel, including Jim H. Qian, our Chief Executive Officer and Chairman of our Board of Directors; Bob Xue, our Treasurer and member of our Board of Directors; and Jun Zheng, our Secretary and member of our Board of Directors, none of whom presently has an employment contract with us. Our future success also depends on our continuing ability to attract and retain other highly qualified technical, sales and managerial personnel.  Competition for these people is intense, and we may experience difficulty in recruiting qualified personnel. The loss of any member of our key technical, sales and senior management personnel or the inability to attract and retain additional qualified personnel could have a material adverse effect on our business.

Risks Related To Share Ownership

If our common stock has no active trading market, you may not be able to sell your common shares at all.  We do not have a public market for our common shares.  We cannot assure you that a public market will ever develop.  Consequently, you may not be able to liquidate your investment in the event of an emergency or for any other reason.

The Company does not intend to declare dividends in the near future.  We have never declared or paid a cash dividend on our shares and do not plan to declare any dividends in the foreseeable future.  We currently intend to retain future earnings, if any, to finance the operation and expansion of our business.  Thus, we do not intend to declare dividends in the near future.

Substantial sales of common stock, or the perception that such sales might occur, could depress the market price of our common stock.  We cannot predict whether future issuances of our common stock or resales in the open market will decrease the market price of our common stock.  The impact of any such issuances or resales of our common stock on our market price may be increased as a result of the fact that our common stock is thinly, or infrequently, traded.  The exercise of any options or the vesting of any restricted stock that we may grant to directors, executive officers, and other employees in the future, the issuance of common stock in connection with acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock.  In addition, future issuances of our common stock may be dilutive to existing shareholders.  Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the market price of our common stock.

If we cannot afford the cost of being a public company, we may not remain current in our filings and you may not be able to trade your stock.  Given our limited financial abilities, we may not be able to absorb the costs of preparing and filing the necessary documents with the Securities and Exchange Commission.   If we attempt to remain current in our filings, we may not be able to commence operations or achieve profitability.   We estimate that it would cost approximately $60 to $150 per year in legal and accounting fees to comply under the '34 Act.

The current members of the Board of Directors will continue to influence matters affecting the Company after this offering, which may conflict with the shareholders’ interest.  Jim Qian, Bob Xue, and Jun Zheng, the directors and offices of the Company, beneficially own approximately 56.72% of the outstanding shares of common stock of the Company.  These officers and directors will continue to influence the vote on all matters submitted to vote for our stockholders, including the election of directors, amendments to the certificate of incorporation and the by-laws, and approvals of significant corporate transactions.  This consolidation of voting power could delay, deter, or prevent a change-in-control of the Company that might otherwise be in the shareholders’ interests.

We do not meet the requirements for our stock to be quoted on NASDAQ and the tradability in our stock will be limited under the penny stock regulation.  If the trading price of our common stock is less than $5.00 per share, trading in the common stock would also be subject to the requirements of Rule 15g-9 under the Exchange Act.   Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock", including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. Such requirements severely limit the liquidity of the common stock in the secondary market because few broker or dealers are likely to undertake such compliance activities. Generally, the term penny stock refers to a stock with a market price of less than $5.00 per share.

Government Regulation

If we fail to meet government regulatory requirements, we could be required to pay fines or suffer other penalties.  Our facilities and manufacturing techniques generally must conform to standards that are established by government agencies, including those of the provincial regulator of the People’s Republic of China, as well as the United States Food and Drug Administration.  These regulatory agencies may conduct periodic inspections of our facilities to monitor our compliance with applicable regulatory standards. If a regulatory agency finds that we fail to comply with the appropriate regulatory standards, it may impose fines on us or if such a regulatory agency determines that our non-compliance is severe, it may close our facilities. Any adverse action by an applicable regulatory agency would have a negative impact on our operations.  Although our products will be entering clinical trial stage soon, there is no guarantee when or if the products will pass this critical stage.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time- consuming, difficult and costly for us.  It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

IN ADDITION TO THE RISKS SET FORTH ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING MEMORANDUM, INVESTORS ARE URGED TO CONSIDER ALL OF THE RISKS INHERENT IN THE COMPANY’S SECURITIES PRIOR TO PURCHASING OR MAKING AN INVESTMENT DECISION. THE COMPANY’S SECURITIES ARE HIGHLY SPECULATIVE AND INVOLVE A VERY HIGH DEGREE OF RISK.

Forward-Looking Statements

Information in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The information in this registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this registration statement are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

PLAN OF OPERATION

The Company presently has limited operating capital and is dependent upon private investment to continue its growth and marketing. Before further successful fund raising, the amount of capital available to the Company will be limited, and may not be sufficient to enable the Company to fully continue its business operations. Additional financing may be required to meet the Company's objectives, to provide more working capital for expanding its development and marketing capabilities, and to achieve the Company's ultimate plan of expansion and full scale of operations.

The Company has acquired a Chinese patent for “A method for producing high purity mannanoligosacchride (P95 Mos) from konjak,” but was not able to acquire its associated products and the infrastructure for producing the products.

RESULTS OF OPERATIONS FOR THE INTERIM PERIOD ENDED SEPTEMBER 30, 2007

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, facilities expenses, professional fees, depreciation and other general corporate expenses.  Following this registration, we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, personnel and employee benefit costs, investor relations costs, non-employee director costs and higher insurance premiums.  We expect that the costs of meeting compliance requirements associated with the transition to, and operation as, a public company, including requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and requirements to changes in corporate governance practices, will be significant.

Interest Expense

None.

Liquidity and Capital Resources

During the period ended September 30, 2007, we acquired Abgenom, Inc., a California based biotechnology company, which resulted in the issuance of 5,000,000 ACG common shares to Abgenom’s five founders.  During this same period, the Company completed a private placement of 150,000 common shares to two Reg. S investors that provided net proceeds of USD $ 6,000.

Contractual Commitments

None.

Off-Balance Sheet Arrangements

As of September 30, 2007, we had no off-balance sheet arrangements reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

None.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary significantly from those estimates under different assumptions and conditions.

Critical accounting policies are defined as those significant accounting policies that are most critical to an understanding of a company’s financial condition and results of operation. We consider an accounting estimate or judgment to be critical if (1) it requires assumptions to be made that were uncertain at the time the estimate was made, and (2) changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.  We believe that the following significant accounting policies will be most critical to an evaluation of our future financial condition and results of operations.

FOR THE PERIOD ENDED SEPTEMBER 30, 2007 COMPARED TO THE YEAR ENDED DECEMBER 31, 2006

For the interim period from January 1, 2007 to September 30, 2007, we incurred a net loss of $64,429 from operations.

Operations were very limited before December 31, 2006.  The Company was mainly engaged in fund raising and recruiting personnel.  In the year ended December 31, 2006, there were 3,000,000 common shares issued to thirty-four Reg. S investors through private investments which resulted in net proceeds of USD $ 30,000.

In 2006, seven founders received 9,000,000 common shares in exchange for services rendered.

From inception on March 14, 2005 to December 31, 2006, we incurred a net loss of $2,371 from the operations.

DESCRIPTION OF PROPERTY

1. The offices of Abgenom, Inc, in Hayward, CA, serve as ACG’s corporate headquarters primarily managing, R&D, technology transfer, and future marketing, sales, customer relations.

2. Wuhan EastAngel Bioengineering Co. Ltd. in Wuhan, the city with the third largest talent pool in China, serves as our China Research & Development center and manufacturing facility.

These facilities were originally constructed for office and laboratory-related use and have been limited to the properties’ designated purpose.  The Company is utilizing the properties for these designated uses.

The term of the lease agreement has been designated for one year commencing on March 1, 2007 and terminating on February 28, 2008, unless terminated earlier as provided in the original Lease Agreement or under mutually agreed upon terms, with advance notice of at least 30 days.  The lessee has agreed top pay the lessor for any damages caused by the breach of the original Lease Agreement or for damages to the lease premises during the tenancy.

Lease payments of USD $500.00 is due on the fifth of each month.

The Company has no plan to improve, renovate, or developed the leased properties.

In the opinion of management, the properties are adequately covered by insurance.

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table provides information regarding own shares of outstanding Common Stock beneficially owned as of the date of this prospectus by (a) each person who is known to us to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (b) each of our directors, (c) each of our Named Executive Officers, and (d) all of our directors and Named Executive Officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes a voting and investment power with respect to shares.  Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable.  Shares of Common Stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed beneficially owned and outstanding from computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	% of Class
5% Beneficial Owners
Jim Qian 6017 Snell Avenue, Suite 338 San Jose, CA 95123	Common stock	7,000,000	40.82%
Jun Zheng 4500 The Woods Drive, Apt. 3432 San Jose, CA 95136	Common stock	1,800,000	10.50%
Zuyu Jiang 99-302 Zheng St., Outside North Gate Yichang, Hubei 443000 Peoples Republic of China	Common stock	1,500,000	8.75%
Daiyong Huang No. 1-1 Sunshine Ave., East High-tech Zone Wuhan, Hubei 430070 Peoples Republic of China	Common stock	1,025,000	5.98%
Bob Xue 209-8989 Hudson Street Vancouver, BC V6P6Y1 Canada	Common stock	925,000	5.40%
Directors
Jim Qian 6017 Snell Avenue, Suite 338 San Jose, CA 95123	Common stock	7,000,000	40.82%
Bob Xue 209-8989 Hudson Street Vancouver, BC V6P6Y1 Canada	Common stock	925,000	5.40%
Jun Zheng 4500 The Woods Drive, Apt. 3432 San Jose, CA 95136	Common stock	1,800,000	10.50%
Named Executive Officers
Jim Qian, President, CEO 6017 Snell Avenue, Suite 338 San Jose, CA 95123	Common stock	7,000,000	40.82%
Bob Xue, Treasurer 209-8989 Hudson Street Vancouver, BC V6P6Y1 Canada	Common stock	925,000	5.40%
Jun Zheng, Secretary 4500 The Woods Drive, Apt. 3432 San Jose, CA 95136	Common stock	1,800,000	10.50%

All directors and executive officers as a group	Common stock	9,725,000	56.72%

_______________

1 None of the above listed beneficial owners has the right to acquire more shares within the next sixty days from options, warrants, rights, conversion privilege, or similar obligation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Current Position/Office	Position Held Since	Director Since/During
Jim H. Qian, Ph.D.	45	CEO / Chairman of the Board of Directors	October 2006	October 2006
Bob Xue, Ph.D.	49	Treasurer/ CFO / Director	October 2006	October 2006
Jun Zheng	39	Secretary / Director	October 2006	October 2006

Jim H. Qian, Ph.D. is currently the president and CEO of American Centrality Group, Inc., Nevada and Abgenom, Inc. Hayward, CA.  Prior to this, Dr. Qian was a co-founder & president of Abgenom, Inc. Berkeley, CA, which develops in vitro diagnostic kits for cardiovascular diseases.  Prior to that, Dr. Qian was the co-founder & president of ProMab Biotechnologies, Inc. (www.promab.com), which develops and markets recombinant proteins, antibody-based reagents and diagnostic kits, and tissue chips to academic and pharmaceutical laboratories worldwide.  Before launching ProMab, Dr. Qian was a scientist at Incyte Genomics, Inc.  He received his postdoctoral training in Biochemistry from University of California at Berkeley and obtained his Ph.D. in Microbial Biology from University of Nebraska-Lincoln.

Bob Xue, Ph.D. is currently the Treasurer, Chief Financial Officer and Director of American Centrality Group, Inc. and the Chief Financial Officer and board director of Abgenom, Inc.  Prior to joining the Company, Dr. Xue was at Abgenom.  Prior to Abgenom, he was a senior vice president of Cytomol Corp.  Before that, Dr. Xue spent 9 years at Genemed Technology, South San Francisco, CA.  He joined Genemed in 1997 as a Principal scientist, and was promoted to group leader, then to vice president.  In his role, he led the R&D, manufacturing, and product operations in protein- and antibody-based reagents, in vitro diagnostics, and developed multiple patents.  Prior to joining Genemed, he was a Principal Investigator and Adjunct Professor at University of British Columbia, Canada.  Dr. Xue received his postdoctoral training in Molecular Biology at Harvard University and obtained his Ph.D. in Molecular Biology & nematology from Simon Fraser University, Canada.

Jun Zheng is currently the Director and Secretary of American Centrality Group, Inc., and Abgenom, Inc.  Ms. Zheng’s prior experiences include various positions as manager, sales manager and secretary in several different industries.  Ms. Zheng posseses skills in public relations, inter-personal communications, sales-marketing business, as well as management and organization.  She received her certificate in Business & Real Estate from De Anza College, Cupertino, CA and an A.S. in accounting from Sanxia College of Hubei, China.

Employees

As of the period ending September 30, 2007, we have employed no full-time employees.  We also utilize certain outsourced third parties to provide operational, technical, and certain administrative services.  As production levels increase, we may find the need to hire additional personnel.

None of our employees is a member of any union, nor have they entered into any collective bargaining agreements.  We believe that our relationship with our employees is good.  with the successful implementation of our business plan, we may seek additional employees in the next year to handle anticipated potential growth.

Compensation/ Employment Agreements

As of the period ending September 30, 2007, none of ACG’s officers, directors, or employees has received monetary compensation for their services.  No formal employment agreements have been executed.  The directors have passed a board resolution whereby the existing directors, officers, and employees have agreed to defer monetary compensation until such time the Company’s financial health has improved.  Until such time, services rendered will be compensated by issuing common shares in the Company.

Audit Committee and Audit Committee Financial Expert

We have an audit committee comprising the three directors - Jim Qian, Jun Zheng, and Bob Xue.  Our board of directors has determined that we have one audit committee financial expert – Bob Xue – serving on our audit committee. Mr. Bob Xue is our Chief Financial Officer and is, therefore, not independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14 under the Securities Exchange Act of 1934.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities (“10% Shareholders”), to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and 10% Shareholders are required by Securities and Commission regulation to furnish us with copies of all Section 16(a) forms they file.

Code of Ethics

We have adopted a code of ethics which applies to all our directors, officers and employees. A copy of our “Code of Ethics and Business Conduct for Officers, Directors and Employees” is filed with the Securities and Exchange Commission as Exhibit 14.1 hereto. In the event that we make any amendments to, or grant any waivers of, a provision of our Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable Securities and Exchange Commission rules, we intend to disclose such amendment or waiver and the reasons therefore in a Form 8-K or in our next periodic report.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid to our Chief Executive Officer, and to our most highly compensated executive officers at September 30, 2007, other than our Chief Executive Officer (collectively, the “Named Executed Officers”).

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
					Awards		Payouts	All Other Compen- sation ($)
					Restricted Stock Awards ($)	Securities Underlying Options / SARS (#)	LTIP Payouts ($)
		Salary ($)	Bonus ($)	Other ($)
Jim Qian, CEO	2006 2005	- - -	- - -		- - -		- - -
Bob Xue, Treasurer	2006 2005	- - -	- - -		- - -		- - -
Jun Zheng, Secretary	2006 2005	- - -	- - -		- - -		- - -	- - -

Option / SAR Grants Table

The following table sets forth information concerning individual grants of stock options made during the fiscal year ended September 30, 2007 to each of the Named Executive Officers:

Name	Number of Securities Underlying Options / SARS Granted (#)	Percent of Total Options / SARS Granted to Employees in the Fiscal Year	Exercise or Base Price ($/share)	Market Price of the Underlying Security on the Date of Grant ($)	Expiration Date
N/A	--	--	$ 0	$ 0	n/a
N/A	--	--	$ 0	$ 0	n/a
N/A	--	--	$ 0	$ 0	n/a
N/A	--	--	$ 0	$ 0	n/a
N/A	--	--	$ 0	$ 0	n/a
N/A	--	--	$ 0	$ 0	n/a
N/A	--	--	$ 0	$ 0	n/a

________

Aggregated Option / SAR Exercises in the Last Fiscal Year and Fiscal Year End Option / SAR Values

The following table sets forth, on an aggregate basis, information concerning each exercise of stock options during the period from March 13, 2005 (inception) to September 30, 2007 by each of the Named Executive Officers and the year end value of unexercised options:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options / SARS at December 31, 2005 (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options / SARS at December 31, 2005 ($) Exercisable / Unexercisable
n/a	0	$ 0	0 / 0	0 / 0
n/a	0	$ 0	0 / 0	0 / 0
n/a	0	$ 0	0 / 0	0 / 0
n/a	0	$ 0	0 / 0	0 / 0
n/a	0	$ 0	0 / 0	0 / 0

Compensation of Directors

Directors shall receive such payment for their services as may be fixed by resolution of the Board of Directors and shall receive their actual expenses of attendance, if any, for each regular or special meeting of the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Conflicts of Interest

None of our officers will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of our business conflict with the demands of the officers' other business and investment activities. These conflicts may require that we attempt to employ additional personnel. There is no assurance that the services of additional personnel will be available or that they can be obtained upon terms favorable to us.

Some of our officers and directors also are officers, directors, or both of other corporations. These companies may be in direct competition with us for available opportunities.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, with amendments, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.  The material terms of such exhibits are disclosed herein.

Common Shares

The Company's authorized capital stock consists of 275,000,000 shares of Common Stock with a $.001 par value.  As of the date of this Offering Memorandum, the Company has 17,150,000 shares of its Common Stock outstanding.  The Company has reserved a sufficient number of shares of Common Stock for issuance pursuant to this Offering from its authorized, but unissued shares. The shares of Common Stock issuable upon completion of the Offering will be fully paid and non-assessable, when issued in accordance with the terms of the Offering.

Dividend Policy

Holders of the Company's Common Stock are entitled to receive dividends when declared by the Board of Directors from funds legally available for distribution.  Any such dividends may be paid in cash, property or shares of the Company common stock.  The Company has not paid any dividends since its inception, and it is not likely that any dividends on its Common Stock will be declared at any time in the foreseeable future.  Any dividends will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions.  Therefore, there can be no assurance that any dividends on the Company's Common Stock will be paid in the future.

Shares Eligible for Future Sale

All of the 17,150,000 shares of common stock currently outstanding are “restricted securities”, as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended, in that such shares were issued and sold by the Company without registration, as private transactions not involving a public offering, or are securities held by affiliates.  Although such restricted and affiliated securities are not presently tradable in any public market, which may develop for the common stock, such securities may, in the future, be publicly sold into any such market, if such a market should develop, in accordance with the provisions of Rule 144.  In general, under Rule 144, as currently in effect, a person (or group of persons whose shares are aggregated), including affiliates of the Company, can sell within any three-month period, a number of shares of restricted securities that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or (if the Company's stock becomes quoted on NASDAQ or a stock Transfer), the reported average weekly trading volume during the four calendar weeks preceding the sale, provided that at least one year has elapsed since the restricted securities being sold were acquired from the Company or any affiliate of the Company, and provided further that certain other conditions are also satisfied.  If at least two years have elapsed since the restricted securities were acquired from the Company or an affiliate of the Company, a person who has not been an affiliate of the Company for at least three months is entitled to sell such restricted shares under Rule 144 without regard to any limitations on the amount.  Future sales by current shareholders, especially of substantial amounts, could depress the market prices of the Common Stock in any market that may develop.

PART II

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no market for our common stock.

As of September 30, 2007, there were 43 stockholders of record. We have appointed Transfer Online, Inc. located at 317 SW Alder Street, 2nd Floor, Portland, Oregon 97204 as the transfer agent for our shares of common stock.

Dividends

No dividends have been declared or paid on our securities, and we do not anticipate that any dividends will be declared or paid in the foreseeable future.

Sale of Restricted Shares.

Shares of our common stock held by affiliates will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods, under Rule 144 of the Securities Act. In general, under Rule 144, persons who have beneficially owned restricted shares for at least one year are entitled to sell within any three-month period the number of shares which does not exceed the greater of 1% of the number of shares of common stock then outstanding (which will equal approximately 171,500 shares) or, if the Company is listed on an Exchange, the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Form 144 with the SEC. Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may resell the shares of common stock without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

We can offer no assurance that an active public market in our shares will develop. Future sales of substantial amounts of our shares (including shares issued upon exercise of any outstanding options) in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Securities Authorized for Issuance Under Equity Compensation Plans and Individual Compensation Arrangements

None.

LEGAL MATTERS

None.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

RECENT SALES OF UNREGISTERED SECURITIES

In 2006, the Company issued 9,000,000 shares to founders in exchange for past services.  In 2006 through 2007, the Company issued 3,150,000 shares through a private placement in exchange for which the Company received $36,000 as consideration.  This offering was accomplished in reliance upon the exemption provided by Regulation S for sales to non-U.S. investors.  In March 2007, the company entered into an Equity Transfer Agreement with Abgenom, Inc., for the issuance of 5,000,000 shares of common stock in exchange for 100% of Abgenom’s shares.  .

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of our Directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been our Director(s) or Officer(s), or of such other corporation, except, in relation to matter as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXPERTS

Our financial statements as of September 30, 2007 and the related condensed consolidated statements of operations, stockholders' deficit and cash flows for the period ended September 30, 2007 appearing in this registration statement have been audited by Naresh Arora, CPA, Inc., independent registered public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and as such we file annual, quarterly and current reports, and other information the SEC. Our filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy any document with the SEC at the SEC’s Public Reference Room at 450 Fifth  Street, NW, Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1−800−SEC−0330.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ………………………………………………………………………..
Consolidated Balance Sheet as of September 30, 2007 (audited) …………………………………………………………………..

Consolidated Statements of Operations for the interim period from January 1, 2007 to September 30, 2007 and cumulative period from March 14, 2005 (inception)

     to September 30, 2007 (audited) ………………………………………………………………………………………………...

Consolidated Statement of Shareholder’s Equity for the period from March 14, 2005 (inception) to September 30, 2007 ………………………………………………………………………………………………

Consolidated Statements of Cash Flows for the interim period from January 1, 2007 to September 30, 2007 and cumulative period from March 14, 2005 (inception)

     to September 30, 2007 (audited) ………………………………………………………………………………………………...

Notes to Financial Statements ………………………………………………………………………………………………………

Part III: Index to Exhibits ………………………………………………………………………………………………………...

Report of Independent Public Accountant

To the Stockholders and Board of Directors

American Centrality Group, Inc.

(a company in the development stage)

We have audited the accompanying consolidated balance sheet of American Centrality Group, Inc. and its subsidiary (the “Company”), a development stage enterprise as of September 30, 2007 and the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from January 1, 2007 to September 30, 2007 and the cumulative period from March 14, 2005 (date of inception) to September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of American Centrality Group, Inc. as of September 30, 2007, and the results of their operations and their cash flows for the period from January 1, 2007 to September 30, 2007 and the cumulative period from March 14, 2005 (date of inception) to September 30, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is in the development stage, has no revenues and has incurred losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Santa Clara, CA

October 31, 2007

AMERICAN CENTRALITY GROUP, INC. AND SUBSIDIARY
(a Development Stage Enterprise)
CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2007

ASSETS

Current assets
Cash	$ 16,584
Prepaid expenses	4,165

Total current assets	20,749

Property and equipment
Property and equipment, at cost	200,550
Less: Accumulated depreciation	(22,506)

Net property and equipment	178,044

Other assets
Intangible assets	371,000
Less: Accumulated amortization	(20,817)

Total other assets	350,183

TOTAL ASSETS	$ 548,975

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accrued expenses	$ 8,225

Total current liabilities	8,225

SHAREHOLDER’S EQUITY
Common stock, $0.001 par value;	8,150
Authorized – 275,000,000 shares; issued and
outstanding shares – 17,150,000
Additional paid in capital	599,400
Accumulated deficit	(66,800)

540,750

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$ 548,975
Accompanied notes are an integral part of these financial statements.

AMERICAN CENTRALITY GROUP, INC. AND SUBSIDIARY
(a Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the interim period from January 1, 2007 to September 30, 2007	Cumulative period from March 14, 2005 (inception) to September 30, 2007

Operating expenses:
Depreciation and amortization	$ 43,323	$ 43,323
Legal and professional	12,225	14,225
Rent	5,000	5,000
Travel	3,247	3,247
General and administrative	634	1,004
Total operating expenses	64,429	66,800

Loss from operations	(64,429)	(66,800)

Net loss	$ (64,429)	$ (66,800)

Income (loss) per share available to common shareholder	(0.00)	(0.00)

Accompanied notes are an integral part of these financial statements.

AMERICAN CENTRALITY GROUP, INC. AND SUBSIDIARY
(a Development Stage Enterprise)
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE PERIOD FROM MARCH 14, 2005 (INCEPTION) TO SEPTEMBER 30, 2007

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholders'
	Shares	Amount	Capital	Deficit	Equity

Issuance of common stock to founders in exchange for past services in 2006	9,000,000	$ -	$ -	$ -	$ -
Issuance of common stock through private placement for cash in 2006	3,000,000	3,000	27,000		30,000
Issuance of common stock through private placement for cash in 2007	150,000	150	5,850		6,000
Issuance of common stock to shareholders of Abgenom, Inc. in a stock-for-stock merger in March 2007	5,000,000	5,000	566,550		571,550
Net loss				(66,800)	(66,800)

Balances September 30, 2007	17,150,000	$ 8,150	$ 599,400	$ (66,800)	$ 540,750

Accompanied notes are an integral part of these financial statements.

AMERICAN CENTRALITY GROUP, INC. AND SUBSIDIARY
(a Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the interim period from January 1, 2007 to September 30, 2007	Cumulative period from March 14, 2005 (inception) to September 30, 2007

Cash flows from operating activities:

Net loss	(64,429)	(66,800)
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	43,323	43,323
Changes in operating assets and liabilities:
Prepaid expenses	(4,165)	(4,165)
Accrued expenses	8,225	8,225

Net cash used by operating activities	(17,046)	(19,416)

Cash flows from financing activities:

Issuance of common stock to founders	6,000	36,000
Receivable from shareholders	20,000	-

Net cash provided by financing activities	26,000	36,000

Net increase in cash	$ 8,954	$ 16,584

Cash, beginning of period	$ 7,630	$ -

Cash, end of period	$ 16,584	$ 16,584

Non-cash financing activities
Issuance of common stock to founders in exchange for services	$ -	$ 8,150

Issuance of common stock to shareholders of Abgenom, Inc. in a stock-for-stock merger in March 2007	$ 5,000	$ 5,000

Accompanied notes are an integral part of these financial statements.

AMERICAN CENTRALITY GROUP, INC. AND SUBSIDIARY

(a Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

NOTE A – THE COMPANY

American Centrality Group, Inc. was registered in Nevada in March 2005 but has no significant assets or operations. The Company acquired 100% of stock of Abgenom, Inc. in March 2007. (See Note B)

The Company has incurred losses since its inception, and management believes that it will continue to do so for the foreseeable future because of additional costs and expenses related to continued development and expansion of the Company’s product offerings. The Company currently plans to generate revenues and reduce operating expenses to levels that will result in at least neutral cash flows from operations. However, until that stage is reached, the Company will require additional financing to support its operations. Failure to generate sufficient cash flows from operations, raise additional financing or generate revenues could have a material adverse effect on the Company’s ability to continue as a going concern and to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of American Centrality Group, Inc. and its majority-owned subsidiary, Abgenom, Inc., together referred to as “the Company”. All significant intercompany transactions and balances have been eliminated in the consolidation.

Development stage

Since its inception although the Company has commenced its principal operations, it has not achieved a sufficient level of sales and market demand to become an established operating enterprise. Therefore, as per the Statement of Financial Accounting Standards (“SFAS”) No.7, “Accounting and Reporting by Development Stage Enterprises”, the Company is being classified as a development stage enterprise. The Company is in the development stage and accordingly, its financial statements are presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises”. Successful completion of the Company’s developmental program and, ultimately, the attainment of profitable operations are dependent upon future events, including future financing, successfully completing product development, and achieving a sufficient level of sales and market demand to become an established operating enterprise. However, there can be no assurance that the Company will be able to achieve profitable operations.

Method of accounting

The Company prepares its financial statements for reporting and management purposes on accrual basis of accounting and uses the same method of accounting for recognizing income for tax purposes.

Cash

The Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

NOTES TO FINANCIAL STATEMENTS (Contd.)

Property and equipment

Property and equipment are stated at cost. Depreciation expense is determined using the straight-line method over the estimated useful lives of the respective assets, which are generally three to five years for computers, equipment and furniture. Expenditures for maintenance and repairs are charged to operating expense as incurred. Upon retirement or sale, the original cost and related accumulated depreciation are removed from the respective accounts, and the gains and losses are included in other income or expense.

Intangible assets

Intangible assets represent patents that are stated at cost. Amortization expense is determined using the straight-line method over the estimated technical life of patents of approximately ten years.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the present value of future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount.  No impairment charge has been recorded in any of the periods presented.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - ACQUISITION

In March 2007, the Company acquired 100 percent of the outstanding common shares of Abgenom, Inc. The results of Abgenom’s operations have been included in the consolidated financial statements since that date. Abgenom, Inc., a company incorporated in California in October 2006, is a biotechnology research and product development company focused on the discovery, development and commercialization of patent protected diagnostic products.

The acquisition involved issuance of 5,000,000 shares of the Company’s common stock as purchase consideration.

SFAS No. 141 requires that all business combinations be accounted for by the purchase method and accordingly, it requires acquisition cost to be determined and allocated to assets acquired and liabilities assumed. However, independent third party valuation was not performed and therefore no value could be assigned to the shares issued as purchase consideration. The shares issued have been recorded in accordance with the principles outlined in SFAS 141. The fair value of net assets received in this share-based transaction is more reliably measurable than the fair value of the shares issued. The management estimates that the fair value of net assets received is equal to their book value of $571,550.

NOTES TO FINANCIAL STATEMENTS (Contd.)

Based on the information available, the cost of acquisition in this report is determined and allocated as follows:

Cost of acquisition (Fair value of shares issued):
Issuance of common stock	$ 5,000
Additional paid-in-capital	566,550

$ 571,550

Allocation (Net assets acquired):
Property and equipment	$ 200,550
Intangible assets other than goodwill	371,000

$ 571,550

NOTE C – COMMON STOCK

In 2006, American Centrality Group, Inc. issued 9,000,000 shares to founders in exchange for past services.

In 2006 and 2007, the Company issued 3,150,000 shares for a consideration of $36,000 to investors through a private placement.

In March 2007, American Centrality Group, Inc. entered into Equity Transfer Agreement with Abgenom, Inc. for the issuance of 5,000,000 shares of common stock in exchange for 100% of shares of Abgenom, Inc. (See Note B).

Accompanied notes are an integral part of these financial statements.

PART III

INDEX TO EXHIBITS

The following exhibits are included as part of this Form 10. References to "the Company" in this Exhibit List mean American Centrality Group, Inc., a Nevada corporation.

Exhibit Number	Description
3.1	Articles of Incorporation of American Centrality Investments, Inc., dated March 14, 2005
3.2	Certificate of Amendment changing name to American Centrality Group, Inc., dated March 5, 2007
3.3	By-laws of American Centrality Group, Inc.
10.1	Equity Transfer Agreement between Daiyong Huang and American Centrality Group, dated March 13, 2007
10.2	Equity Transfer Agreement between Bob Xue and American Centrality Group, dated March 13, 2007
10.3	Equity Transfer Agreement between Yefu Wang and American Centrality Group, dated April 4, 2007
10.4	Equity Transfer Agreement between Abgenom, Inc. and American Centrality Group, dated May 1, 2007
14.1	Code of Ethics
23.1	Consent of Auditor

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN CENTRALITY GROUP, INC.

By:

/s/ Jim Qian

Jim Qian - Chief Executive Officer and Director

By:

/s/ Bob Xue

Bob Xue – Chief Financial Officer, Treasurer, and Director